Filed by NTL Incorporated (formerly known as Telewest Global, Inc.)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-50886

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Creating a Quad-Play Champion

4 April 2006

[LOGO]	[LOGO]

Forward – Looking Statements

Certain statements in this document regarding the proposed transaction between ntl Incorporated (“ntl”) and Virgin Mobile Holdings (UK) plc (“Virgin Mobile”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Virgin Mobile’s or ntl’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995.  When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Virgin Mobile, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Virgin Mobile. These include: (1) the failure to obtain and retain expected synergies from the integration of legacy ntl and legacy Telewest Global and the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the integration of legacy ntl and legacy Telewest Global and the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in the 2005 Form 10-K for ntl Holdings Inc. (fka ntl Incorporated). For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our and ntl holdings Inc.’s most recent Form 10-K, 10-Q and 8-K reports.

Jim Mooney
Chairman, ntl

Creating a Quad-Play Champion

	•	Recommended offer for 100% of the equity of Virgin Mobile
Virgin Mobile Acquisition	•	Creates only quad-play in the UK
	•	Underpins product innovation for true convergence and mobility

	•	Exclusive license for the use of the Virgin brand for all communications services in the UK
Exclusive License	•	Most admired brand in the UK
	•	Renowned as the Consumer Champion

“Virgin” Quad-play
National entertainment and communications company

Transactions Summary

	•	Virgin Mobile shareholders can elect to accept one of the following alternatives
1. Cash offer of 372p per Virgin Mobile share; or
2. Share offer of 0.23245 ntl shares (1) per Virgin Mobile Share; or
3. Share and cash offer of 0.18596 ntl shares(1) plus 67p in cash per Virgin Mobile Share
	•	Irrevocable agreement signed with Virgin Group for election of option 3
Virgin Mobile Acquisition		• Expected ownership of Virgin Group in combined company of around 10.6%(2)
• Commitment to hold shares for 18 months (relaxing on a phased basis over the period)
	•	Fully committed financing, cash portion financed by existing cash and financing facilities put in place for Telewest acquisition

	•	0.25% of relevant consumer revenues in annual license paid to Virgin Group
Licensing Agreement	•	Timing not restricted for rebranding communication and entertainment services
	•	Rebranding expected to commence within 12 months

	•	Competition clearance
Anticipated Conditions	•	Virgin Mobile shareholders vote in favour of license agreement (majority of minority) and transaction
	•	Court approved Scheme of Arrangement

	•	Regulatory process
Anticipated Timeline	•	Scheme process	3-4 months
	•	Transaction closing

(1)          0.23245 shares valued at 389p and 0.18596 shares valued at 311p based on ntl’s closing price and the £/$ exchange rate at 3 April 2006.

(2)          Assuming all minorities take cash. If minorities were to select stock, Virgin Group stake will be 10.1%.

Compelling Transaction for Virgin Mobile

•                  Transaction recommended by the independent Board of Virgin Mobile

•                  Directors have committed to personally vote in favour and accept offer

•                  Attractive choice of consideration offered

•                  Cash:  Provides liquidity at an attractive premium (19.6% to share price on day prior to commencement of offer period on Dec 5; 18.9%, 26.2% and 47.9% to the average share prices over the one, three and twelve month periods prior to Dec 5, respectively; 86.0% premium to IPO price)

•                  Stock:  Allows shareholders to benefit from long-term value creation in ntl

•                  Virgin Group and T-Mobile both supportive

The Right Brand   [LOGO]

•                  Recognised and respected

•                  Most admired brand in the UK (HPI Research September 2005)

•                  27th most respected company in the World (FT 2005)

•                  Positioned as the consumer’s champion

•                  Value for money

•                  Good quality

•                  Focus on customer service

•                  Innovation

•                  Competitively challenging

•                  Fun

•                  Repositions New ntl in the UK market

•                  Enables aggressive challenge to large incumbents

•                  Leveraging best practices from Virgin to improve customer service

National Survey of UK Adults 2005(1)

“Which brands or companies can you think of that you really admire?”

[CHART]

(1)          Virgin Group Brand Tracking HPI Research September 2005.

The Adoption of the Virgin Brand   [LOGO]

	•	Term: 30-year exclusive license, 0.25% on relevant consumer revenue
• Would have been c.£9m based on 2005 revenues(1)
Terms of the License	•	Territory for license: UK and Ireland
	•	Distribution: Extension of Megastore presence to include all quad-play products
	•	Content: Branded acquisition and distribution of premium TV content

	•	New ntl Chief Marketing Officer to come from Virgin Group
Virgin Group Commitment	•	Sir Richard Branson to support new ntl promotional activity
	•	Virgin Group to propose one Board member for term of the license

Timing	•	New ntl expected to rebrand within twelve months

(1)          Includes existing payments for Virgin Mobile and virgin.net.

Revenue Synergies from Brand, Quad-Play and Innovation

	Customers	Prospects

	Cross-sell mobile into existing ntl customers and vice versa	Attracting new customers with more innovative bundles and convergence
Quad-Play
	Existing ntl customers would buy more from us if offered; mobile is the logical next service	One-stop shopping from a trusted provider

Brand	Churn reduction due to greater affinity with the Virgin brand and improved customer service	Accelerate growth based on the strength of the Virgin brand vs. the competition and its national appeal

Further benefits from convergence

Charles Gurassa
Chairman, Virgin Mobile

The Right Mobile Provider

	•	5th largest mobile provider in the UK and largest MVNO
	•	4.3(1) million active customers (predominantly pre-pay)
	•	6.4% of the UK market in just over 6 years
Most successful UK MVNO	•	Successful entry into contract market since May 2005
	•	Perceived to be a network operator rather than a reseller(2)
	•	Distribution network through over 16,000 retail outlets in the UK including over 100 concessions stores in Virgin Megastore and WH Smith

	•	Consumer champion
Virgin brand appeal	•	Fun and entertaining
	•	Appealing to a broad range of customer segments

	•	Good value tariffs which are easy to understand
Compelling proposition	•	Wide range of the latest handsets
	•	Rewards for customer loyalty

	•	Award winning service driving
Customer service		• Most satisfied prepay customers in the UK
• Churn below industry average

Strong management team	•	Strong management team together since 1999
	•	Highly experienced with proven track record

Source:  Press Releases and Company reports, OFT submission, Listing particulars July 2004

(1)          As of Dec 31, 2005.

(2)          What Mobile Readers Awards - Best Network 2005.

Virgin Mobile Snapshot

Active Subscriber Growth

[CHART]

Extensive Distribution

•                  High street

•                  Over 100 concession stores in Virgin Megastore and WH Smith

•                  Phones/SIMs sold in over 16,000 outlets

•                  Airtime sold in over 100,000 outlets

•                  Website: Provides a 24-hour shop window for customers

•                  Direct: Products and services can be bought by calling the direct sales team

Awards and Customer Satisfaction

JD Power & Associates 2005

Customer Service Satisfaction

[CHART]

Historic Customer Service Satisfaction

[CHART]

Source:  H1 2006 (six months ended 30 Sep 2005) interim results presentation, Listings particulars July 2004, Quarterly Company KPI releases, Company estimates

Strong Operational Performance

Revenue (£m)

[CHART]

Service Revenue Growth to Sep 2005(2)

[CHART]

EBITDA(3) (£m)

[CHART]

EBITDA(3)-Capex (£m)

[CHART]

Source:   Virgin Mobile Listing Particulars, published results. FY:  Fiscal year ending 31 March, H1 2006:  Six months ending 30 September 2005. Adjusted FY 2004 derived from adjustment of published results prepared under UK GAAP; FY 2005 & H1 2006 derived from published results prepared in IFRS

(1)           Before one-off items. Adjusted as disclosed in Virgin Mobile Listing Particulars July 2004 vs. reported revenue and EBITDA of £487.6m and £97.6m respectively to reflect the impact of the new TSA as if it had applied from 1 April 2003.

(2)           Virgin Mobile, O2 UK and Vodafone UK growth calculated based on H1 2006 v H1 2005 revenue; Orange UK and TMOB UK calculated based on Q3 2005 v Q3 2004 revenue. Underlying revenue growth adjusts reported revenue to remove the impact of Ofcom mandated reductions in mobile termination rates from September 2004.

(3)           Before one-off items. Under Virgin Mobile’s current accounting policies, subscriber acquisition costs (SACs) for contract customers are recognized over the length of the contract. If contract SAC had been expensed in full upon connection, ntl estimates that H1 2006 EBITDA would have been reduced by approximately £16m.

Award Winning Marketing Campaigns

Numerous awards including two gold awards at the IPA effectiveness awards (2004), recognising the contribution of advertising and branding to the success of Virgin Mobile

[GRAPHIC]

Virgin Mobile has sought to use communication as a means of engaging the consumer, integrating PR as an essential part of the marketing mix

[GRAPHIC]

Steve Burch
CEO, ntl

The Right Time

•                  Recent merger of ntl and Telewest creates a strong competitor

•                  Acquisition and license agreement address key elements of transformation strategy

•                  Consumer champion

•                  Premier brand

•                  National player

•                  Mobility

•                  Integration plan for ntl and Telewest already designed with Virgin Mobile in mind

•                  New ntl/VM to lead the entertainment and communications market with its quad-play offering

•                  Innovative products including convergence between fixed and mobile

•                  Excellent customer service by leveraging best practices from Virgin Mobile and the Virgin brand

Significant Scale

	New ntl		Virgin Mobile
Homes Marketable (‘000)	12,437		national

Customer Homes (‘000)	5,194	(1)	national

RGU’s (‘000)					• National Reach
TV	3,310		—		• 14.8m RGUs
Telephony	4,320	(2)	—
Broadband	2,829	(3)	—
Mobile	—		4,346	(4)
Total	10,460		4,346
Customer ARPU	£41.3	(5)	£10.3	(6)

Source:  ntl Q4 press release.  Virgin Mobile KPIs reported as of 31 December 2005

(1)          Includes 3.326m legacy ntl Consumer homes (including off-net as reported) and 1.868m legacy Telewest homes.

(2)          Includes 2.633m legacy ntl telephony RGU’s (including off-net as reported) and 1.687m legacy Telewest telephony RGU’s.

(3)          Includes 1.824m legacy ntl Consumer broadband RGU’s (including virgin.net as reported) and 1.005m legacy Telewest broadband RGU’s.

(4)          90-day active subscribers.

(5)          On-net ARPU calculated as the weighted average of individual on-net ARPU of ntl and Telewest weighted by customer numbers, as reported for Q4 2005.

(6)          Calculated by dividing the rolling 12 month ARPU reported at 31 Dec 2005 by 12 to give average monthly ARPU as a proxy for monthly ARPU.

National Quad-Play

Product	Market Position

	•	2.8m subscribers
Consumer Broadband #1	•	Market leader for consumer broadband
	•	Richer applications delivered via a unique UK network

	•	3.3m subscribers
	•	Only Video on Demand player with scale
Pay TV #2	•	PVR, HDTV
	•	Positioned well to grow content

	•	4.3m subscribers
Fixed Telephony #2	•	Feature-rich
	•	Talk Plans
	•	Strong value offerings

MVNO #1	•	4.3m subscribers
	•	Strong growth since launch in 1999
Mobile Telephony #5	•	Consumer champion
	•	Successful entry into contract

Source:  Press releases, Company reports, Listing particulars July 2004. ntl subscribers include offnet for telephony and broadband

Quad-Play Leadership

			Virgin	New
		New ntl	Mobile	ntl/VM	Sky	BT	Orange
Brand	Consumer Appeal	✓	✓✓✓	✓✓✓	✓✓	✓✓	✓✓

	Mobile	NA	✓✓✓	✓✓✓	NA	✓	✓✓✓

	Broadband	✓✓✓	NA	✓✓✓	✓	✓✓✓	✓✓

Products	TV	✓✓✓	NA	✓✓✓	✓✓✓	✓	?

	Telephony	✓✓✓	NA	✓✓✓	?	✓✓✓	✓✓

	Bundling Capabilities	✓✓✓	?	✓✓✓✓	✓	✓✓	✓✓

Leverage cross selling expertise

?              Unclear

✓            Low competitive position

✓ ✓        Average competitive position

✓ ✓ ✓   Strong competitive position

Natural Extension to Triple Play Expertise

Triple Play (% of total customers)(1)

[CHART]

•                  Mobility is natural product extension

•                  Taps into ntl’s cross selling expertise

•                  Loyalty increased by more RGUs per customer

•                  Fixed and mobile convergence increasingly key

•                  Increase in products per customer based on

•                  Focus on customer needs, not technology

•                  Active and smart marketing

Mobility is complementary to existing capabilities

Minimal disruption ensures focus on operations

(1)          Triple play data combines customer numbers of legacy ntl and legacy Telewest.

Summary Financials

	ntl	Telewest	Virgin Mobile(1)
(£m)	CY05	CY05	LTM 30 Sep-05	Comments
Revenues	1,948	1,558	539	Focus on quad-play

OCF/Adj. EBITDA/EBITDA(2)	656	577	99	Deliver Telewest synergies

Purchase of fixed assets(3)	288	232	11	Deliver Telewest synergies

OCF/Adj. EBITDA/EBITDA(2)– purch. of fixed assets	368	345	88	Focus on FCF growth
Margin	18.9%	22.1%	16.4%

KPIs(4)
RGU’s (‘000)(5)	6,400	4,060	4,346
Total RGUs added (‘000)(6)	452	388	467	Quad-play opportunity

y-o-y growth	7.6%	10.6%	12.0%

Source: ntl and Telewest 10-K and ntl Q4 2005 press release.  Virgin Mobile KPIs reported as of 31 December 2005.  Virgin Mobile financials as reported in H1 2006 release.

(1)          Last twelve months to 30 September 2005 estimate calculated by subtracting H1 2005 reported results from FY 2005 reported results and adding H1 2006 reported results, all before one-off items and as prepared under IFRS.

(2)          OCF is an ntl non-GAAP financial measure derived from financial statements prepared under US GAAP.  Adjusted EBITDA is a legacy Telewest non-GAAP financial measure derived from financial statements prepared under US GAAP.  EBITDA is a Virgin Mobile non-GAAP financial measure derived from financial statements prepared under IFRS. Under Virgin Mobile’s current accounting policies, SAC for contract customers are recognized over the length of the contract. If contract SAC had been expensed in full upon connection, ntl estimates that H1 2006 EBITDA would have been reduced by approximately £16m. For a discussion of these measures, see Appendix A.

(3)          FY 2005 capex for Virgin Mobile is extracted from UK GAAP Financial Statements. FY 2005 capex would be the same if reported under IFRS.

(4)          KPIs are as of 31 Dec 2005.

(5)          ntl RGU’s include offnet telephony and broadband.

(6)          RGUs added are annual net adds.

Approach

New ntl/VM

Product Offering	Simple offering with comprehensive benefits

Customer Focus	Customer centric –personal and honest

Marketing	Trustworthy and fun

Consumer champion Innovative

Operational Structure: Focus on Execution

Executive Chairman

CEO

			COO	CFO		Deputy CFO

Content	Business	Consumer	CIO/CTO		Networks	Virgin Mobile

Logistics	Marketing		Product	Sales and Service

Virgin Mobile Combination Plan

• Cross-sell synergies realizable with minimal operational integration, only exchange of information and know how
• Planned for Virgin Mobile to report directly into COO
• Virgin know-how to enhance customer facing functions
Combination	• Significant participation from the Virgin Group and Virgin Mobile Management to secure Virgin culture and ideals throughout the organisation
• Success of virgin.net is the case study
• Significant operational improvements with increase in broadband sales and improvement in customer care

• Rebrand when ready
• Adopt best of breed policies and practices from both Telewest and Virgin Mobile
Execution	• Focus on product and service differentiation and innovation
• Reinvigorate marketing efforts and enhance consumer positioning
• Drive convergence with new technology platforms

Jim Mooney
Chairman, ntl

Other Transaction Benefits

• Access to pre-eminent brand in the UK for an annual payment of c.£9m(1)
Rebranding Benefits	• Avoids significant cost of rebranding and developing a minimum level of recognition
• Halo effect

• Optimize distribution across the Group
Distribution Benefits	• For ntl: leverage Virgin Mobile’s existing distribution channels
• For Virgin: marketing Virgin Mobile products to ntl customers

Tax Benefits	• ntl unused capital allowances can be offset against Virgin Mobile taxable income

(1)          Based on current consumer revenue and includes Virgin Mobile and virgin.net.

Capital Structure Flexibility

Free Cash Flow Growth Opportunity

•                  Creates potential growth opportunity over and above Telewest merger synergies

•                  Potential uses of free cash flow

•                  Reduce leverage

•                  Dividends

•                  Share buy-backs

•                  Content acquisition

Financing

•                  Acquisition of Virgin Mobile does not materially affect current ntl leverage

•                  Existing Virgin Mobile debt to be refinanced at closing. Cash portion to be funded by a mixture of existing cash and incremental £475m financing commitments from the existing ntl syndicate

Substantial cost synergies from the merger with Telewest together with growth opportunities to create significant free cash flow generation

Anticipated Timetable

•	Today:	2.5 Announcement of Recommended Offer Directors’ Irrevocables

•	Within 28 Days:	Posting of Scheme Document

•	End April:	Court Process and Hearing

•	May:	Voting of Scheme and Approval of Licensing Agreement

•	Late June:	Expected Closing

Creating a Quad-Play Champion

• First quad-play in the UK, with the power of the Virgin brand
Compelling Strategic	• Creation of an integrated communications company with a unique consumer offering
Rationale	• Significant synergy potential through cross/up sell and branding benefits
• Quad-play leadership

Strongly Positioned for the	• Targeted product bundling
Future	• Differentiation and innovation in products and pricing
• Scale competitor in a consolidating, converging industry environment

Appendix A

NON-GAAP FINANCIAL MEASURES

OCF is an ntl non-GAAP financial measure, defined as operating income before depreciation, amortization and other charges. Adjusted EBITDA, a legacy Telewest non-GAAP financial measure, is defined as earnings before interest, taxation, depreciation, amortization, financial restructuring expenses and merger related fees. Net debt is a non-GAAP financial measure defined as the sum of debt repayable, capital lease obligations and accrued interest payable on notes and debentures less cash and cash equivalents and marketable securities. OCF, Adjusted EBITDA and net debt are explained (and reconciled to the closest US GAAP measures presented in ntl’s and Telewest’s Form 10-K’s, respectively, for 2005) in ntl’s FY 2005 end of year earnings release, which is available on ntl’s web site.

EBITDA is a Virgin Mobile non-GAAP financial measure, defined as profit before finance costs and investment income, tax and depreciation and amortisation. EBITDA is not a measure of financial performance under IFRS and should not be considered as an alternative to cashflow from operating activities, a measure of liquidity or an alternative to net profit as indicators of our operating performance or any other measures of performance derived in accordance with IFRS. EBITDA is derived from Virgin Mobile’s UK GAAP (FY 2004) and IFRS (FY 2005 and H1 06) financials. This measure has not been reconciled to US GAAP or IFRS.

Undue reliance should not be placed on non-GAAP financial measures.

Further Information on the Offer

The availability of the offer to Virgin Mobile Shareholders who are not resident in the United Kingdom and the United States may be affected by the laws of relevant jurisdictions. Virgin Mobile Shareholders who are not resident in the United Kingdom or the United States will need to inform themselves about and observe any applicable requirements.

Any securities that are offered pursuant to the offer have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan. Accordingly, any such securities may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan except pursuant to exemptions from applicable requirements of such jurisdictions.

The offer will be subject to the applicable rules and regulations of the UKLA, the London Stock Exchange and the City Code. In addition, the offer will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of NASDAQ (except to the extent exempt from such requirements).

Virgin Mobile Shareholders should read any prospectus that may be filed with the SEC, because any such prospectus will contain important information. Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl with the SEC, at the SEC’s website at http://www.sec.gov. Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 9098 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. If the offer proceeds by way of scheme of arrangement, however, it is anticipated that no prospectus would be required because the transaction would be exempt from registration under the US Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof, in which case this fact will be disclosed in the scheme document sent to all Virgin Mobile Shareholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Confidential Draft

Creating a Quad-Play Champion

April 2006